November 15, 2018

Charles V. Bergh
President and Chief Executive Officer
Levi Strauss & Co.
1155 Battery Street
San Francisco, CA 94111

       Re: Levi Strauss & Co
           Draft Registration Statement on Form S-1
           Filed October 19, 2018
           CIK No. 0000094845

Dear Mr. Bergh:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. We note that much of the information in the prospectus is as of August 26, 2018, including the common stock outstanding on pages 11, 139, and 147, disclosures in the business section on pages 100 and 101, and management on page 103. Please update the
 Charles V. Bergh
Levi Strauss & Co.
November 15, 2018
Page 2
      prospectus as necessary, as of a more recent practicable date.
Executive Compensation
Base Salary, page 115

3. Given that you do not target base salaries relative to your peer group, please clarify how the base salaries were determined by the human resources committee including how each of the factors referenced in the second paragraph on page 114 were considered in such determination. Those factors include your performance, the individual's performance in the prior year, the scope of each individual's responsibilities, internal and external pay equity, the guidelines used for setting annual cash, long-term and total compensation for the executives, succession planning strategies, and data regarding pay practices and trends. See Item 402(b)(1)(v) of Regulation S-K.
Choice of Forum, page 150

4. We note your disclosure that your amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure to state that a court may determine that the provision is unenforceable, and to state that investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
Undertakings, page II-6

5. Please provide the undertakings as required by Item 512(a)(6) of Regulation S-K. Item
      512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A.
       You may contact James Giugliano at 202-551-3319 or Craig Arakawa, Accounting
Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at
202-551-3357 with any other questions.



                                                            Sincerely,

FirstName LastNameCharles V. Bergh                          Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameLevi Strauss & Co.
                                                            Mining
November 15, 2018 Page 2
cc:       Eric Jensen, Esq.
FirstName LastName